GAME CHANGER, LLC

Financial Statements
and
Independent Auditors' Report
For the Three Months Ended March 31, 2019 (unaudited)
and the Years Ended December 2018 and 2017

GAME CHANGER, LLC

Table of Contents

plante moran

Plante & Moran, PLLC
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors
Game Changer, LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Game Changer, LLC (the "Company") as of December 31, 2018 and 2017; the related consolidated statements of income, members' equity, and cash flows for each of the years then ended; and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

We have reviewed the accompanying consolidated financial statements of the Company as of March 31, 2019 and the related consolidated statements of operations, members' equity, and cash flows for the three-month period then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Basis for Opinion

The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

To the Members and Board of Directors
Game Changer, LLC

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as the Company's auditor since 2019.

Denver, Colorado
August 23, 2019

GAME CHANGER, LLC

Balance Sheets

	March 31, 2019 (unaudited)	December 31, 2018	2017
Assets			
Current assets			
Cash	$ -	$ 273	$ 69,601
Accounts receivable	67,093	311,506	233,635
Contract assets	39,527	-	-
Total current assets	106,620	311,779	303,236
Non-current assets			
Property and equipment, net	26,679	28,405	4,951
Capitalized software, net	1,341,106	1,048,929	472,392
Total non-current assets	1,367,785	1,077,334	477,343
Total assets	$ 1,474,405	$ 1,389,113	$ 780,579
Liabilities and Members' Equity			
Current liabilities			
Checks in excess of bank balance	$ 40,408	$ -	$ -
Line of credit	402,432	396,485	-
Accounts payable	64,802	29,715	-
Accrued other	83,685	120,674	61,356
Accounts payable - related party	-	147,000	117,600
Current portion of long-term debt	30,773	37,806	29,740
Total current liabilities	622,100	731,680	208,696
Non-current liabilities			
Long-term debt, less current portion	-	3,866	41,672
Total non-current liabilities	-	3,866	41,672
Commitments and contingencies			
Members' equity	852,305	653,567	530,211
Total liabilities and members' equity	$ 1,474,405	$ 1,389,113	$ 780,579

See notes to financial statements.

GAME CHANGER, LLC

Statements of Operations

	For the Three Months Ended March 31, 2019 (unaudited)	For the Years Ended December 31, 2018	For the Years Ended December 31, 2017
Revenues			
Interactive	$ 151,854	$ 1,875,121	$ 755,695
Production	295,414	696,554	714,234
Total revenues	447,268	2,571,675	1,469,929
Cost of revenue	68,276	1,117,136	396,194
Gross profit	378,992	1,454,539	1,073,735
Selling, general and administrative expenses			
Selling, general and administrative expenses	275,942	1,207,035	1,111,374
Software research and development costs	44,626	81,794	88,257
Total selling, general, and administrative expenses	320,568	1,288,829	1,199,631
Interest expense	(6,646)	(33,110)	(20,984)
Net income (loss) before pro forma income tax expense	51,778	132,600	(146,880)
Pro forma income tax expense	(26,497)	(39,508)	(11,879)
Net income (loss) after pro forma tax expense	$ 25,281	$ 93,092	$ (158,759)
Pro forma basic and diluted weighted average common shares outstanding	3,145,000	3,145,000	3,145,000
Pro forma basic and diluted income per common share after income tax expense	$ 0.01	$ 0.03	$ (0.05)

See notes to financial statements.

GAME CHANGER, LLC

Statement of Changes in Members' Equity
For the Three Months Ended March 31, 2019 (Unaudited)
and the Years ended December 31, 2018 and 2017

	Members' Equity Units	Members' Equity Amount	Retained Earnings	Total Members' Equity
Balance - December 31, 2016	54	$ -	$ 86,066	$ 86,066
Cash distributions	-	(68,975)	-	(68,975)
Cash contributions	40	660,000	-	660,000
Net loss before pro forma income tax expense	-	-	(146,880)	(146,880)
Balance - December 31, 2017	94	591,025	(60,814)	530,211
Cash distributions	-	(9,244)	-	(9,244)
Net income before pro forma income tax expense	-	-	132,600	132,600
Balance - December 31, 2018	94	581,781	71,786	653,567
Cash distributions (unaudited)	-	(40)	-	(40)
Accounts payable - related party converted to member units (unaudited)	9	147,000	-	147,000
Net income before pro forma income tax expense (unaudited)	-	-	51,778	51,778
Balance - March 31, 2019 (unaudited)	103	$ 728,741	$ 123,564	$ 852,305

See notes to financial statements.

GAME CHANGER, LLC

Statements of Cash Flows

	For the Three Months Ended March 31, 2019	For the Years Ended December 31, 2018	For the Years Ended December 31, 2017
	(Unaudited)		
Cash flows from operating activities			
Net income (loss) before pro forma income tax expense	$ 51,778	$ 132,600	$ (146,880)
Adjustments to reconcile to net cash provided by (used in) operating activities			
Depreciation and amortization	72,644	165,687	52,834
Debt issuance cost amortization	582	2,330	2,158
Bad debt	-	13,500	-
Changes in assets and liabilities			
Accounts receivable	244,413	(91,371)	(171,196)
Contract assets	(39,527)	-	-
Accounts payable	35,087	29,715	-
Accounts payable - related party	-	29,400	117,600
Accrued other	(36,989)	59,318	(31,606)
	276,210	208,579	(30,210)
Net cash provided by (used in) operating activities	327,988	341,179	(177,090)
Cash flows from investing activities			
Purchase of property and equipment	-	(28,880)	(5,617)
Software development costs	(363,095)	(736,798)	(395,749)
Net cash used in investing activities	(363,095)	(765,678)	(401,366)
Cash flows from financing activities			
Checks written in excess of bank balance	40,408	-	(12,222)
Proceeds from member contribution	-	-	660,000
Payments of distributions	(40)	(9,244)	(68,975)
Proceeds from long-term debt	-	-	100,000
Payments of debt issuance costs	-	-	(6,990)
Payments of principal on long-term debt	(11,481)	(32,070)	(23,756)
Net borrowings on line-of-credit	5,947	396,485	-
Net cash provided by financing activities	34,834	355,171	648,057
Net (decrease) increase in cash	(273)	(69,328)	69,601
Cash - beginning of period	273	69,601	-
Cash - end of period	$ -	$ 273	$ 69,601

Supplemental disclosure of cash flow information:

Cash paid for interest for the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017 was $6,064 (unaudited), $30,780 and $18,826, respectively.

Supplemental disclosure of non-cash activity:

During the three months ended March 31, 2019 (unaudited), $147,000 of accounts payable - related party were converted into member units.

See notes to financial statements.

GAME CHANGER, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Game Changer, LLC a Kansas limited liability corporation headquartered in Kansas City, Kansas, began business in 2015. In April 2019, all managers and members of the LLC merged their ownership interest into Xcite Interactive, Inc., formerly Game Changer LLC (the "Company") a Colorado corporation headquartered in Greeley, Colorado, with the LLC as a wholly owned subsidiary of the Company. The Company is a leading global provider of interactive gaming and production specializing in fan engagement and event presentation. The gaming allows for fan engagement and interactive play in sports, music, special events, and other crowd settings. The Company conducts the business through two segments: (i) interactive and (ii) production.

The interactive segment of the business revenues and expenses are derived from the proprietary software and technology products that the Company has developed. These products include the interactive game library (over 35 games), the proprietary Fan Filter Cam, and the proprietary Flashpoint product.

The production segment of the Company revenues and expenses are derived from the creative multimedia deliverables that the Company provides to clients. These products and services include graphics packages, animations, event videos, print design, commercials, and other custom production work for the Company's clients.

Reorganization

On April 1, 2019, the Company merged with a C corporation. Subsequent to April 1, 2019, this will be a reorganization of the Company under common control and accordingly all information is at historical cost at the time of reorganization. All of the amounts reflected as accumulated equity and members interest will be reclassified to par value of the common stock and additional paid in capital post reorganization. The financial statements represents Game Changer as Xcite's only activity.

Basis of Presentation

The accompanying unaudited March financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the financial statements of the Company as of March 31, 2019 (unaudited). The results of operations for the three months ended March 31, 2019 (unaudited), are not necessarily indicative of the operating results for the full year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

The financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to allowance for uncollectible accounts receivable, depreciation, capitalized software valuations and useful lives, and contingencies. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Checks Issued in Excess of Bank Balance

By arrangement with their financial institution, collected funds are adjusted daily between the Company's checking account and the available line of credit. As a result, the recorded book balance of the Company's checking account may reflect a negative cash balance although the bank balance remains positive.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change and that losses ultimately incurred could differ materially from the amounts estimated in determining the allowance. As of March 31, 2019 (unaudited) and December 31, 2018, and 2017, the Company has not recorded an allowance.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers in North America, Australia and Europe. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support accounts receivable.

During the three months ended March 31, 2019 (unaudited) and the years ended December 31, 2018 and 2017, one, one, and two customer(s) accounted for 64%, 11%, and 22%, respectively, of total revenues. For the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017 international customers accounted for 18%, 17%, and 13% of revenue. At March 31, 2019, December 31, 2018 and 2017, three, four and two customers accounted for 61%, 46%, and 51%, respectively, of total accounts receivable.

GAME CHANGER, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives of the five years. Repair and maintenance costs are expensed as incurred.

Capitalized Software

The Company accounts for costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three to five years. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

Software Research and Development Costs

Expenditures made for research and development are charged to expense as incurred. For the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017, $44,626, $81,794 and $88,257, respectively was included in selling, general and administrative expense in the statements of operations.

Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition and Contract Costs

On January 1, 2019, the Company adopted Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, using the modified retrospective method, which was applied to customer contracts that were not completed as of January 1, 2019. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company is expected to be entitled to in exchange for those goods or services. Results for the period beginning on January 1, 2019 are presented under ASC Topic 606. As a result of that adoption, the Company did not record a cumulative impact to beginning retained earnings.

The impact of the adoption of ASC 606 on our consolidated balance sheet as of March 31, 2019 were as follows:

	As Reported	Adjustments	ASC 606 Adoption
Asset			
Contract assets	$ -	$ 39,527	$ 39,527

Interactive

The Company provides access to its hosted software products whereby the customer is charged a fee for access for a defined term, typically on a seasonal basis. Interactive contracts frequently provide the customer with access to multiple applications, access to each of which is provided to the customer concurrently over the contract term. As such, the promises are practically combined as a single performance obligation that is comprised of a series of distinct services that are substantially the same and have the same periodic pattern of transfer to the customer. Given that the customer benefits from the access evenly over the contract term, the Company generally transfers control and recognizes revenue ratably over the contract term as the performance obligation is satisfied.

Production

The Company sells intellectual property products to customers including custom animations, videos, and graphics packages. Related revenues are recognized at the point in time when control of the production product is transferred to the customer, which is on final delivery of the product to the customer at which point the customer obtains physical possession, legal title to the product, has accepted the product, and has the right to enjoy the risks and rewards of ownership of the product. Production contracts frequently provide the customer with multiple products, each of which is delivered to the customer concurrently. As such, the Company practically combines the otherwise distinct performance obligations.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Presentation

The Company evaluates whether it acts as the principal or agent as it relates to third-party provided fulfillment activities, such as for travel and certain production services. The Company reports interactive and production revenues gross given that the Company controls the goods and services being provided, is primarily responsible for transferring the promised goods and services to its customers, accepts risk related to customer satisfaction, and exercises discretion in pricing. As a practical expedient, the Company excludes taxes assessed by and collected on behalf of government authorities from the transaction price.

Contract Assets and Liabilities

The Company frequently bills and collects 50% of the contractual fixed fee on contracts prior to the satisfaction of the related performance obligation which results in the Company recognizing deferred revenue contract liabilities. The remainder of the fee is due at inception of the stated term. The time from inception of the contract to implementation typically does not exceed six months. The Company had no contract liabilities as of March 31, 2019 (unaudited). The Company has elected not to disclose the aggregate amount of the transaction price that is allocated to remaining performance obligations that are unsatisfied as of March 31, 2019 (unaudited) because its contracts have an original expected duration of one year or less.

Accounts receivable are recognized in the period the Company provides goods or services when the Company's right to consideration is unconditional. The Company provides credit terms to customers, typically not exceeding 60 days. The Company does not adjust the promised amount of consideration for the effects of a financing component when it expects, at contract inception, that the period between the transfer of a promised good or service and related receipt of payment will be one year or less, which is in substantially all cases.

During the three months ended March 31, 2019 (unaudited) no significant changes to contract assets and liabilities occurred as a result of impairments of contract assets, changes in the measure of progress, changes in an estimate of contract price, or contract modifications. The Company typically does not experience changes in the transaction price subsequent to the inception of the interactive contract term or subsequent to delivery of production. Variable consideration generally is comprised of reimbursable costs, for which variability is resolved prior to initiating revenue recognition. The Company generally does not provide customers with return or refund rights and generally, contracts are non-cancelable.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

As a practical expedient, the Company recognizes the incremental direct costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. Incremental direct costs of obtaining a contract consist of sales commissions paid to the Company's direct sales force and outside third party resellers, which are included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Commissions incurred for sales to new customers were commensurate with commissions incurred for sales to existing customers. Accordingly, the Company did not capitalize any sales commissions during the three months ended March 31, 2019 (unaudited).

The Company incurs certain costs to fulfill its interactive and production contracts with customers prior to the initiation of the transfer of control of related performance obligations. Interactive direct fulfillment costs primarily relate to personnel costs related to graphic enhancements and configurations. Production fulfillment costs primarily consist of personnel and third-party costs incurred related to the creation of the intellectual property. The Company specifically identifies fulfillment costs incurred related to contracts with customers. Capitalized fulfillment costs are amortized consistent with the pattern of transfer for the underlying performance obligations. Accordingly, interactive capitalized fulfillment costs are amortized ratably over the contract term. Production capitalized fulfillment costs are expensed at the point in time at which control of the production is transferred to the customer. As of March 31, 2019 (unaudited), the Company capitalized $39,527 of interactive fulfillment costs, which are included as contract assets on the accompanying balance sheet. There was no amortization expense for the three months ended March 31, 2019, (unaudited). No capitalized fulfillment costs were impaired during the three months ended March 31, 2019.

Prior to January 1, 2019, the Company recognized revenue in accordance with ASC Topic 605-25, *Revenue Recognition - Multiple-Element Arrangements*, and ASC Topic 605-20, *Revenue Recognition - Services*. Revenue was recognized when the following criteria were met: persuasive evidence of an arrangement exists, the fees were fixed or determinable, collection of the fees was probable, and delivery or performance of the services had occurred. The Company primarily derived revenue from SaaS services and professional services. For SaaS services, customers typically paid up front for a specified contract period, which was recognized ratably over the term of the contract. The Company recognized revenue from professional services at the time services were complete.

Pro Forma Earnings per Share

Weighted average shares outstanding have been determined on the exchange ratio of the number of shares issued to each unit holder by Xcite on the date of the reorganization on April 1, 2019. At reorganization each LLC unit received 16,295 shares of common stock.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

Prior to the April 2019, reorganization the Company has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for federal income taxes has been recorded in the accompanying financial statements.

The Company prescribed a more-likely-than-not measurement methodology to reflect the financial statement impact of uncertain tax positions taken or expected to be taken in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the members rather than the Company.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2018 and 2017. The Company's tax returns subject to examination by tax authorities include 2015 through the current year for state and federal tax reporting purposes.

Pro Forma Income Taxes

The Company has provided income tax expense on a pro forma basis assuming the Company operated under a C corporation as opposed to an LLC for all periods presented.

Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued a new standard to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The standard will be effective for the Company beginning January 1, 2021, with early adoption permitted beginning January 1, 2021. Adoption of the standard will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align the Company's credit loss methodology with the new standard. The Company is currently evaluating the impact of this standard on its financial statements, including accounting policies, processes, and systems.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*, which will require lessees to recognize a right-of-use asset and a lease liability for all leases that are not short-term in nature. For a lessor, the accounting applied is also largely unchanged from previous guidance. The new rules will be effective for the Company in the first quarter of 2020 or when the Company becomes a SEC recording company. The Company is in the process of evaluating the impact the amendment will have on its financial position or results of operations. The Company currently does not have any leases for consideration under the new standard.

Note 2 - Management's Plan and Liquidity

During the three months ended March 31, 2019, (unaudited) and the year ended December 31, 2018, the Company had $449,140 and $419,901, respectively of negative working capital due to outstanding obligations under the line-of-credit which is scheduled to mature during September 2019. Management is in discussion with the bank to extend the line-of-credit through the end of the year. With the sale of the equity securities as discussed in Note 10, the Company believes it can meet this obligation. Overall these factors are expected to provide the Company with sufficient liquidity to fund its future obligations as they become due at least through twelve months from the report date.

Note 3 - Balance Sheet Disclosures

Software development costs consist of the following:

	March 31, 2019 (unaudited)	December 31, 2018	2017
Interactive capitalized software	$ 1,624,453	$ 1,261,358	$ 524,560
Accumulated amortization	(283,347)	(212,429)	(52,168)
	$ 1,341,106	$ 1,048,929	$ 472,392

Annual amortization expense for the three months ended March 31, 2019, and the years ended December 31, 2018 and 2017 was $70,918 (unaudited), $160,261 and $52,168, respectively.

Property and equipment are summarized as follows:

	March 31, 2019 (unaudited)	December 31, 2018	2017
Equipment	$ 34,497	$ 34,497	$ 5,617
Less property and equipment - accumulated depreciation	(7,818)	(6,092)	(666)
	$ 26,679	$ 28,405	$ 4,951

Depreciation expense for the three months ended March 31, 2019 and years ended December 31, 2018 and 2017 was $1,726 (unaudited), $5,426, and $666, respectively.

Note 3 - Balance Sheet Disclosures (continued)

Accrued expenses consist of the following:

	March 31, 2019 (unaudited)	December 31, 2018	December 31, 2017
Credit cards	$ 13,516	$ 29,392	$ -
Payroll taxes	70,169	73,045	38,470
Operating expenses	-	18,237	22,886
	$ 83,685	$ 120,674	$ 61,356

Note 4 - Accounts Payable - Related Party

The Company has account payable - related party with a member, outstanding in the amount of $147,000 and $117,600 as of December 31, 2018 and 2017, respectively. During the first quarter of 2019, the payable was converted into nine membership units.

Note 5 - Line-of-Credit

In December 2017, the Company entered into a loan and security agreement with a lender for a revolving line-of-credit not to exceed the lesser of $400,000 or the borrowing base, as defined in the agreement. The line-of-credit had an original maturity of December 2018, which was extended to September 2019. The line-of-credit has an interest rate of prime plus 0.5% (6.0% at March 31, 2019). The line-of-credit is collateralized by substantially all assets of the Company and guaranteed by members of the Company. Under the line-of-credit agreement, the Company is subject to various financial covenants. At December 31, 2018, the Company was in violation of the debt service coverage ratio covenant. The bank has waived that requirement as of December 31, 2018. The balance as of March 31, 2019 (unaudited) and December 31, 2018 and 2017, was $402,432, $396,485 and $0, respectively.

Note 6 - Long-Term Debt

Long-term debt consists of:

	March 31, 2019 (unaudited)	December 31, 2018	December 31, 2017
Note payable to a finance company with interest at 22.9%. The note calls for monthly principal and interest payments of $3,866 and matures in January 2020. The note is guaranteed by a member of the Company.	$ 32,693	$ 44,174	$ 76,244
Debt issuance costs	(1,920)	(2,502)	(4,832)
	30,773	41,672	71,412
Less current portion	(30,773)	(37,806)	(29,740)
	$ -	$ 3,866	$ 41,672

Note 7 - Commitments and Contingencies

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Note 8 - Members' Equity

Members' equity consists of member contributions, member distributions, and retained earnings. In March 2019, outstanding accounts payable to a member in the amount of $147,000 was converted into nine membership units.

On April 1, 2019, the Company merged with a C corporation. Subsequent to April 1, 2019, this is a reorganization of the Company under common control and accordingly all information is at historical cost at the time of reorganization. All of the amounts reflected as accumulated equity and members interest will be reclassified to par value of the common stock and additional paid in capital post reorganization.

On April 1, 2019, the Stockholders of the Company approved the authorization of 75,000,000 shares of common stock. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to stockholders. Cumulative voting is not allowed. During April 2019, there were 3,145,000 shares of common stock outstanding.

Note 8 - Members' Equity (continued)

On April 1, 2019, the Company authorized 10,000,000 shares of preferred stock. Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions of each series will be established by the Board of Directors. The directors may issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of our common stock. There are no shares of preferred stock outstanding.

Note 9 - Pro Forma Income Taxes

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net income (loss) compared to the income taxes in the statements of operations:

	For the Three Months Ended March 31, 2019 (unaudited)	For the Years Ended December 31, 2018	2017
Income tax expense (benefit) at the statutory rate	$ 22,537	$ 30,792	$ (30,845)
Change resulting from			
State and local income taxes, net of federal income tax	3,931	5,861	(5,011)
Tax reform	-	-	45,661
Other, net	29	2,855	2,074
	$ 26,497	$ 39,508	$ 11,879

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. With the exception of those matters discussed in notes 1 and 8 and below, there were no material subsequent events that required recognition or additional disclosure in these financial statements.

Sale of Non-Registered Securities

In the second quarter of 2019, Xcite Interactive, Inc. (the "Issuer") sold 183,333 non-registered units consisting of one share of convertible preferred stock and one warrant. The warrants are exercisable for a period of five years at a price equal to the price offered in an initial public offering should it be completed by the Company. Each unit was sold for $3. After paying 8% underwriting fee the Issuer received $506,000 of net proceeds.